

GILL CAPITAL PARTNERS, LLC
SUBSIDIARY OF OBW, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

Member FINRA - SIPC

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gill Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 S. Cherry St., Suite 800
(No. and Street)

Denver, CO 80246
(City) (State) (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leslie Rojas	(303) 296-6260	lrojas@gillinvest.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

10/20/2003	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leslie Rojas _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gill Capital Partners, LLC _____, as of December 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Kayla Benjamin
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174020313
MY COMMISSION EXPIRES   July 1, 2025

Signature: _____

Title:
CCO _____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GILL CAPITAL PARTNERS, LLC
TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gill Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gill Capital Partners, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Gill Capital Partners, LLC's auditor since 2019.

Denver, Colorado
March 28, 2023

GILL CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2022

ASSETS

Cash and cash equivalents	$	577,342
Clearing deposit		25,331
Receivables		152,073
Commissions receivable		31,088
Right-of-use asset		111,853
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $98,775		2,496
Deposits		3,246
TOTAL ASSETS	$	903,429

LIABILITIES AND MEMBER'S EQUITY

Lease liability	$	137,138
Other liabilities		94,846
TOTAL LIABILITIES		231,984
COMMITMENTS AND CONTINGENCIES (Note C)		
MEMBER'S EQUITY		671,445
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	903,429

The accompanying notes are an integral part
of this financial statement.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
For the year ended December 31, 2022

REVENUES		
Commissions	$	1,636,714
Investment advisory fees		3,255,468
Retirement plan services		200,835
Other revenue		5,958
Interest		6,613
Total revenues		5,105,588
EXPENSES		
Salaries, commissions, and benefits		3,873,715
Occupancy, equipment, and communications		148,862
General and administrative		601,069
Management consulting fee		451,579
Depreciation		687
Total expenses		5,075,912
NET INCOME	$	29,676

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2022

Balance, December 31, 2021	$	641,769
Net income		29,676
Balance, December 31, 2022	$	671,445

The accompanying notes are an integral part
of this financial statement.

GILL CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	29,676
Non-cash items-		
Depreciation		687
Amortization of lease asset		116,865
Increase in-		
Clearing deposit		-
Receivables		(21,840)
Other assets		1,256
Other liabilities		(32,469)
Commissions receivable		180,125
Decrease in -		
Payments on operating lease liability		(131,057)
NET CASH PROVIDED BY (USED IN)		
OPERATING ACTIVITIES		143,243
NET INCREASE IN CASH AND CASH EQUIVALENTS		143,243
CASH AND CASH EQUIVALENTS,		
BEGINNING OF YEAR		434,099
CASH AND CASH EQUIVALENTS, END OF YEAR	$	577,342
SUPPLEMENTAL INFORMATION		
Cash paid for interest	$	-

The accompanying notes are an integral part
of this financial statement.
6

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Gill Capital Partners, LLC (the Company), was incorporated as a broker dealer under the laws of the State of Colorado on August 31, 1983. The Company operates under clearing agreements with other broker dealers, and also provides investment advisory services to clients. The Company is a subsidiary of OBW, LLC (the Parent) which is located in Denver, Colorado.

The Company is a registered broker dealer subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Agency. The Company does not hold customer funds or securities.

The Company is the Investment Manager to the Parliament Income Fund, LLC.

Basis of Accounting

The financial statements of the Company are prepared on the accrual basis of accounting.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

For cash flow purposes, the Company considers cash and temporary investments with original maturities of three months or less to be cash and cash equivalents. The Company periodically maintains balances in excess of FDIC limits. The Company evaluates the creditworthiness of these financial institutions in determining the risk associated with these balances.

Receivable from Customers

Receivables from customers consist of balances due from advisory and tax planning fees. Management has deemed the entire balance to be collectible as of December 31, 2022, and thus has not recorded an allowance for doubtful accounts.

Property and Equipment

Furniture, equipment and computer equipment are recorded at cost and depreciated using straight line methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives.

Financial Advisory Services and Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company adopted this ASU in January 2018 using a modified retrospective approach. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows in 2022.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company offers clients a wide range of investment services that includes money management, comprehensive financial planning, and tax planning and preparation. Clients can choose from an array of services that best fits their situation, each having a separate fee structure. The annual fees for Investment Advisory Services for retail clients are based upon a percentage of assets under management and generally range from 0.50% to 2.00%. Some clients have elected to pay commissions in lieu of advisory fees. In those cases, the client does not pay an annual fee for Investment Advisory Services. Generally, fees for Investment Advisory Services are either billed quarterly in arrears (five days before each quarter end) or quarterly in advance (as soon as administratively possible after quarter end). Fees are calculated based upon the value plus accrued interest.

The Company is the Investment Manager to the Parliament Income Fund, LLC, a private fund-of-funds. The Company earns a management fee calculated at a rate of 1/12 of 1.50% of the closing value of each member's capital account as of the last business day of each month. Management fees are billed quarterly in arrears.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Brokerage Services and Revenue Recognition
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to or from the customer.

Advertising
Advertising is expensed as incurred. There were no advertising expenses for the year ended December 31, 2022.

Income Taxes
The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for state income taxes. The Company's Parent files its income tax returns in the U.S. and various state and local jurisdictions. At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the years ended December 31, 2021, 2020 and 2019.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
In the normal course of business, companies in the broker dealer industry encounter certain economic and regulatory risks. Economic risks include market volatility and interest rate risks. The Company is subject to these risks to the extent these risks affect customer demand and the Company's revenue.

B. BORROWINGS

The Company does not have any subordinated borrowings as of December 31, 2022.

C. COMMITMENTS AND CONTINGENCIES

Leases
The Company leases its office facilities from unrelated parties under a non-cancelable operating lease expiring in December 2023. The lease has a remaining term of one year and does not contain options to either extend or terminate the lease. Total rent expense charged to operations under all operating leases was $125,207 in 2022.

Operating Leases:

Right-of-use assets	600,385
Accumulated Amortization	488,532
Right-of-use assets, net	111,853
Operating Lease Liability	137,138

Maturities of lease liabilities at December 31, 2022 were as follows:

Year	Amount
2023	138,881
Total Lease Payment	138,881
Imputed interest	(1,743)
	137,138

D. RETIREMENT PLANS

Employee Stock Ownership Plan
The Company may make discretionary retirement plan contributions to the O'Brien Capital Management, Inc. Employee Stock Ownership Plan (the Plan) pursuant to an Employee Stock Ownership Plan (the ESOP Plan).

Under the ESOP Plan, the Company may make contributions to the Plan of an amount not to exceed 25% of the compensation of eligible employees. Employees age 21 or older with one year of service and working at least 1,000 hours during the year are eligible to participate. Contributions to the Plan are invested in the stock of the Parent. Employees vest in contributions over a 7-year period. No contributions were made to the Plan during 2022.

The Company's ESOP was dissolved on 12/31/2022.

401(k) Plan
The Company has a 401(k) plan, through which participants may make salary reduction contributions from 1% to 100% of their compensation, not to exceed certain IRS limitations. The Company makes a Safe Harbor non-elective contribution of 3% of compensation, regardless of employee deferrals. Employees age 18 or older are eligible to participate, and there are no hours of service requirements. Employees vest in the Company matching contributions immediately. The Company made Safe Harbor contributions totalling $62,687 to the plan during the year ended December 31, 2022. The Company also made an elective profit sharing contribution to employees in 2022 in the amount of $75,000 for tax year 2021. The Company did not make an elective profit sharing contribution to employees for tax year 2022.

E. REGULATORY REQUIREMENTS

Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $506,005, which was $456,005 in excess of its required net capital of $50,000, and the Company had a percentage of aggregate indebtedness to net capital of 23.74%.

Reconciling items between the Company's computation of net capital and aggregate indebtedness and the computation based on the audited financial statements are included in the accompanying computation of net capital schedules.

F. RELATED PARTY TRANSACTIONS

The Parent provides compliance, marketing and information technology services to the Company at rates determined to be at market rates. The agreement may be terminated by either party with 30 days written notice. The Company paid management fees to the Parent for these services of $451,579 during 2022.

The Company earned management fees of $326,282 from the Parliament Income Fund, LLC in 2022. The amount due from the Parliament Income Fund, LLC was $82,924 on December 31, 2022.

G. FAIR VALUE OF FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying value of cash and cash equivalents, clearing deposits, receivables, commissions receivable, and liabilities are approximated at their fair value at December 31, 2022.

H. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were issued.

SUPPLEMENTAL INFORMATION

GILL CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Assets	$	903,429
Less liabilities		(231,984)
Net worth		671,445
Less non-allowable assets:		
Furniture, equipment and leasehold improvements, net		2,496
Receivables from customers		152,073
Deposits		3,246
Total non-allowable assets		157,815
Additions:		
Subordinated borrowings		-
Total additions		-
Net capital before haircuts on securities positions		513,630
Haircuts and undue concentration		(7,625)
NET CAPITAL	$	506,005
MINIMUM NET CAPITAL REQUIREMENT (Greater of $50,000 or 6.66% of aggregate indebtedness)	$	50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	456,005
AGGREGATE INDEBTEDNESS	$	120,131
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		23.74%

Note: There are no material reconciling items between the amounts presented above and the amounts reported on the Company's unaudited FOCUS report as of December 31, 2022, filed January 26, 2023. Therefore, no reconciliation of the two computations is deemed necessary.

See Report of Independent Registered Public Accounting Firm

GILL CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

The Company operates pursuant to the (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3 of the customer protection rules and does not hold customer funds or securities. Therefore, there were no reserve requirements as of December 31, 2022.



SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gill Capital Partners, LLC

We have reviewed management's statements, included in the accompanying exemption report regarding compliance with Rule 15c3-3 exemption report, in which (1) Gill Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
March 28, 2023




Gill Capital Partners

Phone. 303.296.6260 • Toll Free. 800.288.3777 • Fax: 303.296.6213

600 South Cherry Street. Ste. 800 • Denver. CO 80246 • www.gillinvest.com

March 28, 2023

To Whom it May Concern:

This exemption report is being provided in connection with your audit of the financial statements of Gill Capital Partners, LLC for the fiscal year ending December 31, 2022.

The following statements are made to the best knowledge and belief of Gill Capital Partners:

1. Gill Capital Partners is exempt from SEA Rule 15c3-3 under paragraph (k)(2)(ii), which states:

    (2) The provisions of this section shall not be applicable to a broker or dealer:

    > *(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SS 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.*

2. Gill Capital Partners met the exemption provisions of paragraph (k)(2)(ii) throughout fiscal year 2022 without exception.

Respectfully submitted,

Leslie S. Rojas
CCO and FinOp